Exhibit (a)(5)(F)

ADT Inc. Announces

Preliminary Results of its Tender Offer

BOCA RATON, Fla. (October 21, 2022) – ADT Inc. (NYSE: ADT) announced today the preliminary results of its tender offer to purchase up to 133,333,333 shares of its common stock, including shares issuable upon conversion of shares of its Class B common stock, at a purchase price of $9.00 per share, in cash, less any applicable withholding taxes and without interest, representing an aggregate purchase price of $1.2 billion. The tender offer expired at 12:00 midnight, New York City time, at the end of the day on October 20, 2022.

Based on a preliminary count by the depositary for the tender offer, 734,165,376 shares of common stock were validly tendered and not properly withdrawn, including 27,962,672 shares that were tendered by notice of guaranteed delivery, and no shares of Class B common stock were converted and tendered.

The tender offer was oversubscribed. Pursuant to the terms of the tender offer, ADT will purchase 133,333,333 shares of common stock on a pro rata basis, except for tenders of odd lots, which will be accepted in full, for a total cost of $1.2 billion, excluding fees and expenses related to the tender offer. As such, ADT has determined that the preliminary proration factor for the tender offer is approximately 18.16%. The shares expected to be purchased in the tender offer represent approximately 15% of ADT’s issued and outstanding shares of common stock (assuming conversion of all issued and outstanding shares of Class B common stock, on a share-for-share basis into shares of common stock, and including restricted share awards, assuming attainment of the maximum level of performance) as of August 29, 2022. However, as previously announced, the Company issued 133,333,333 new shares of common stock to State Farm Fire & Casualty Company (“State Farm”) on October 13, 2022 in connection with State Farm’s investment in the Company, meaning the number of issued and outstanding shares of common stock will not change after giving effect to the State Farm investment and the tender offer. Immediately following payment for the accepted shares in the tender offer and after giving effect to the State Farm investment, the Company expects to have approximately 859,163,442 issued and outstanding shares of common stock and 54,744,525 issued and outstanding shares of Class B common stock.

The proration factor for shares purchased in the tender offer is preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares tendered by notice of guaranteed delivery will be delivered within the two-trading day settlement period. The final proration factor will be announced promptly following the expiration of the guaranteed delivery period and completion by the depositary of the confirmation process. Payments for shares accepted for purchase under the tender offer, and the return of all other shares tendered and not purchased, will be made promptly after the final results of the tender offer are announced.

Stockholders who have questions or would like additional information about the tender offer may contact the information agent for the tender offer, D.F. King & Co., at (877) 732-3619 (toll free) or by email at adt@dfking.com. The dealer manager for the tender offer was Morgan Stanley & Co. LLC.

ADT’s common stock is traded on the New York Stock Exchange under the symbol “ADT.”

About ADT Inc.

ADT provides safe, smart and sustainable solutions for people, homes and businesses. Through innovative products, partnerships and the largest network of smart home, security and rooftop solar professionals in the United States, we empower people to protect and connect what matters most. For more information, visit www.adt.com.

Contacts

Investor Relations:	Media Relations:
investorrelations@adt.com	media@adt.com

Tel: 888-238-8525

FORWARD-LOOKING STATEMENTS

ADT Inc (“ADT”) has made statements in this communication and other reports, filings, and other public written and verbal announcements that are forward-looking and therefore subject to risks and uncertainties. All statements, other than statements of historical fact, included in this document are, or could be, “forward-looking statements.” These forward-looking statements relate to the strategic investment by and long-term partnership with State Farm; anticipated financial performance; management’s plans and objectives for future operations; the successful development, commercialization, and timing of new or joint products; expected timing of product commercialization with State Farm or any changes thereto; the current or future market size for existing, new or joint products; any stated or implied outcomes with respect to the foregoing; statements with respect to the proration factor in the tender offer and other matters. Forward-looking statements can be identified by various words such as “expects,” “intends,” “will,” “anticipates,” “believes,” “confident,” “continue,” “propose,” “aims,” “envisions,” “could,” “may,” “should,” “estimates,” “forecasts,” “might,” “objectives,” “planned,” “projects,” and similar expressions. These forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to management. ADT cautions that these statements are subject to risks and uncertainties, many of which are outside of ADT’s control, and could cause future events or results to be materially different from those stated or implied in this document, including among others, factors relating to the achievement of the potential benefits of the strategic investment by and long-term partnership with State Farm, including as a result of restrictions on, or required prior regulatory approval of, various actions by regulated insurers, risks and uncertainties related to ADT’s ability to successfully generate profitable revenue from new and existing partnerships, ADT’s ability to successfully commercialize any joint products with State Farm, the Company’s ability to successfully utilize the incremental funding received from Google, ADT’s ability to continuously and successfully commercialize innovative offerings and risk factors that are described in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings with the Securities and Exchange Commission (“SEC”), including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein. Any forward-looking statement made in this communication speaks only as of the date on which it is made. ADT undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.